Joshua Isabell

Joshua M. Isabell, *27,* is a Board Member of Daplie, Inc. and a strategic sourcing and retail partner of Daplie, Inc. He is also a founding partner and Vice President of Marketing at Merchant Brands, Inc., a retail account management company that managed a portfolio of $250 million of retail sales in 2015. Josh brings strategic sales and sourcing relationships to Daplie and is responsible for guiding the sourcing and U.S. retail strategy of the company. Josh received a Bachelor of Science degree in Business Management from Brigham Young University - Idaho.